1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Science-Based Industrial Park,

Hsin-Chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 26, 2012	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

TSMC Special Board of Directors Meeting Resolutions

Hsinchu, Taiwan, R.O.C. – April 26, 2012 – The TSMC (NYSE: TSM) Board of Directors today held a special meeting and approved capital appropriations of 1.046 billion to expand 28 nanometer process capacity, as well as capital appropriations of US$768.2 million to pull in 20 nanometer engineering capacity. The Board also approved the nomination of five candidates to stand for election as independent directors at TSMC’s 2012 regular Shareholders’ Meeting: Sir Peter Bonfield, Mr. Stan Shih, Mr. Thomas Engibous, Mr. Gregory Chow, and Ms. Kok-Choo Chen. All the candidates named above are current independent directors.

TSMC Independent Director Candidates

Title	Name	Education and Experience

Independent Director	Sir Peter Leahy Bonfield

Honours Degree in Engineering, Loughborough University

Former CEO and Chairman of the Executive Committee, British Telecommunications Plc.

Non-Executive Director and Chairman of NXP Semiconductors N.V.

Vice President, the British Quality Foundation

Independent Director	Stan Shih	MSEE, National Chiao Tung University, Taiwan Former Chairman, CEO, and Co-Founder, Acer Group Group Chairman, iD SoftCapital

Independent Director	Thomas J. Engibous	Masters Degree in Electrical Engineering, Purdue University Former Chairman, President, and CEO, Texas Instruments Inc. Chairman, J. C. Penney Company Inc.

Independent Director	Gregory Chow

Bachelors Degree in Economics, Cornell University

Ph.D. and Masters in Economics, Chicago University

Academician, Academia Sinica

Fellow of the Econometric Society

Professor of Economics and Class of 1913 Professor of Political Economy, Emeritus, Princeton University

Independent Director	Kok-Choo Chen

Inns of Court School of Law, England

Qualified to practice law in the United Kingdom, Singapore, and the United States

Advisor, Executive Yuan, R.O.C.

Advisor, Taipei City Government

Former Senior Vice-President & General Counsel, TSMC

Former Professor, National Chengchi University and Soochow University

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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	Dr. Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Mr. Michael Kramer Principal Specialist PR Department Tel: 03-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail :pdkramer@tsmc.com	Ms. Dana Tsai Senior Administrator PR Department Tel: 886-3-505-5036 Mobile: 886-988-931-351 E-Mail: dana_tsai@tsmc.com